News Release
AMEX, TSX Symbol: NG

NovaGold Closes US$95 Million Public Offering

March 26, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has successfully closed its public offering of US$95.0 million aggregate principal amount of its senior convertible notes due May 1, 2015 (“Notes”) for net proceeds, before deducting estimated offering expenses, of US$92.15 million. NovaGold has granted the underwriter an option to purchase up to an additional US$14.0 million aggregate principal amount of its Notes at the offering price during the period ending 30 days from the closing to cover over-allotments, if any.

J.P. Morgan Securities Inc. acted as underwriter for the offering.

The net proceeds from the offering will be used to repay the approximately C$16.0 million drawn down under the Company’s C$30 million credit facility, to fund general exploration and development on the Company’s projects and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s prospectus supplement, base shelf prospectus, Annual Information Form for the year ended November 30, 2007, and registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and/or the Canadian securities regulators. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

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Contacts

Don MacDonald
Senior Vice President and CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

604-669-6227 or 1-866-669-6227